SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE 143rd

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná. 2. DATE AND TIME: December 11, 2013 – 2:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.	Approval of the 2014 Corporate Budget;
II.

Approval of the financing proposal to be granted by the Brazilian Development Bank (BNDES) to Transmissora Sul Brasileira S.A, as well as the assignment of collaterals by Copel Geração e Transmissão S.A. and the intervention of Companhia Paranaense de Energia, as guarantor, limited to 20% of the debt assumed by the Beneficiary in the transaction herein, pursuant to the Clauses of the Financing Agreement, with vote abstention of Maurício Borges Lemos;

III.

Approval of the financing agreement to be granted by the BNDES to Integração Maranhense Transmissora de Energia S.A., pursuant to the terms presented, as well as the assignment of collaterals by Copel Geração e Transmissão S.A., with vote abstention of Maurício Borges Lemos;

IV.

Approval of the financing proposal to be granted by the BNDES to Caiuá Transmissora de  Energia S.A., as well as the assignment of collaterals by Copel Geração e Transmissão S.A.,with vote abstention of Maurício Borges Lemos;

V.

Approval, by unanimous vote, the tendering of surety of Companhia Paranaense de nergia - Copel within the scope of the first issue of promissory notes of the Special Purpose Entities (SPEs) below, the SPEs’ global amount of issues totaling one hundred and fifty million reais (R$ 150,000,000.00), each Issue divided as follows: (i) twenty-two million reais (R$ 22,000,000.00) in Promissory Notes to be issued by Nova Asa Branca I; (ii) twenty-two million reais (R$ 22,000,000.00) in Promissory Notes to be issued by Nova Asa Branca II; (iii) twenty-two million reais (R$ 22,000,000.00) in Promissory Notes to be issued by Nova Asa Branca III; (iv) twenty-two million reais (R$ 22,000,000.00) in Promissory Notes to be issued by Nova Eurus IV; (v) twenty-five million reais (R$ 25,000,000.00) in Promissory Notes to be issued by Santa Maria; (vi) twenty-four million reais (R$ 24,000,000.00) in Promissory Notes to be issued by Santa Helena; and (vii) thirteen million reais (R$ 13,000,000.00) in Promissory Notes to be issued by Ventos de Santo Uriel and authorized, by unanimous vote, by the members of the Company’s Board of Executive Officers or by their proxies, pursuant to the conditions described in the minutes of this meeting, to take all and any measure and sign all and any document necessary to carry out the items resolved at this meeting, without limitation, inclusive, the Promissory Notes issued by each SPE, as guarantor;

VI.	Approval of the proposal for early settlement of CRC with maximum discount of 15%;
VII.

Adjustment of the text corresponding to the decision of item 1 of the 119th Extraordinary Board of Directors’ Meeting of November 13, 2013, with vote abstention of Board Member Marco Aurelio Rogeri Armelin, who did not attend the meeting on November 13, 2013;

VIII.	Approval of the creation of the Special Purpose Entity (SPE) Mata de Santa Genebra Transmissora S.A.;
IX.	Approval of the acquisition of equity interest of Galvão Energia Participações S.A. in the São Bento and Cutia wind farms and other wind farm projects;
X.	Presentation of the annual self-appraisal of the Board of Directors and its Board Members;
XI.	Presentation of information on the Company’s Strategic Planning for 2025; and
XII.	Presentation of information on the Company’s current and most important events.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, MARCO AURÉLIO ROGERI ARMELIN; MAURÍCIO BORGES LEMOS; NEY AMILTON CALDAS FERREIRA; and PAULO PROCOPIAK DE AGUIAR.

The full version of the minutes of Copel’s 143th Annual Board of Director’s Meeting was drawn up in the Company’s Book number 6, filed with the Paraná State Trade Registry under number 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.